Joint Filers’ Names and Addresses

1.	Insight Venture Partners (Cayman) VIII, L.P.
2.	Insight Venture Partners VIII (Co-Investors), L.P.
3.	Insight Venture Partners (Delaware) VIII, L.P.
4.	Insight Venture Partners Coinvestment Fund III, L.P.
5.	Insight Venture Partners Coinvestment Fund (Delaware) III, L.P.
6.	Insight Holdings Group, LLC

The business address for each of the above reporting persons is:

c/o Insight Venture Partners
1114 Avenue of the Americas, 36th Floor
New York, NY 10036